

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.
Yahadut Canada 1 Street
Or Yehuda 6037501, Israel

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 000-29442**

Dear Asaf Berenstin:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Accounting Firms, page F-5

1. We note that Kost, Forer, Gabbay & Kasierer's attestation report on internal control over financial reporting refers to the work of other auditors as it relates Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd. Please amend your December 31, 2022 Form 20-F to include KDA Audit Corporation's opinion on Magic Software Japan K.K's Internal Control over Financial Reporting. Refer to Rule 2-05 of Regulation S-X.

Note 2. Significant Accounting Policies
13) Revenue Recognition, page F-29

2. Please revise to disclose the aggregate amount of transaction prices allocated to performance obligations that are unsatisfied as of the end of the reporting period and an explanation of when you expect to recognize such revenue using time bands that would be most appropriate for the duration of the remaining performance obligation or by using qualitative information. Refer to IFRS 15.120. We refer also to your response to comment 4 in your December 9, 2020 letter.

20) Impairment of Non-financial Assets, page F-39

3.   We note that the recoverable amount used in assessing goodwill for impairment is the higher of the fair value less cost of sale and value in use. Please revise to include the disclosures required by paragraphs 134(d) through (f) and 135 of IAS 36, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Guy Bernstein